Change in Independent Registered Public Accounting Firm

On July 1, 2022, shareholders of the Harbor Strategic Growth Fund (the “Predecessor Fund”) approved the tax-free reorganization of the Predecessor Fund with and into the Mar Vista Strategic Growth Fund (“Successor Fund”). On July 22, 2022, the assets and liabilities of the Predecessor Fund were transferred to the Trust in exchange for shares of the Successor Fund. The Predecessor Fund was deemed to be the accounting survivor for financial reporting purposes. Ernst & Young LLP (“EY”) served as the independent registered public accounting firm of the Predecessor Fund. As a result of the tax-free reorganization, EY’s services were no longer required as the Board of Trustees of the Successor Fund had previously appointed BBD, LLP (“BBD”) as the independent registered public accounting firm of the Successor Fund for the fiscal year ending October 31, 2022, effective May 17, 2022.

EY’s reports on the Predecessor Fund’s financial statements for the fiscal year ended October 31, 2021 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended October 31, 2021 and during the subsequent interim period through July 22, 2022: (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the Predecessor Fund’s financial statements for such periods; and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

During the Predecessor Fund’s fiscal year ended October 31, 2021, and the subsequent interim period through July 22, 2022, neither the Trust, nor anyone on its behalf, consulted with BBD on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements; or (ii) concerned the subject of a disagreement (as described in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Predecessor Fund requested that EY furnish it with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements contained above. A copy of the letter from EY to the Securities and Exchange Commission is filed as an exhibit hereto.

January 9, 2023

Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 13(a)(4) to Form N-CSR dated January 9, 2023, of Mar Vista Strategic Growth Fund, a series of Manager Directed Portfolios, and are in agreement with the statements contained in the paragraphs with respect to Ernst & Young LLP therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,